MONTHLY REPORT - JUNE, 2006
                               Global Macro Trust
               The net asset value of a unit as of June 30, 2006 was $ 998.09, down 2.3% from $ 1,021.34 per unit as of May 31, 2006.

                                     Managing           Unit
                                      Owner            Holders          Total
Net Asset Value (431,063.792      $   5,103,809     435,160,034     440,263,843
   units) at May 31, 2006
Addition of 23,134.318 units on               0      23,627,988      23,627,988
   June 1, 2006
Redemption of 4,102.904 units on             (0)     (4,095,067)     (4,095,067)
   June 30, 2006
Net Income (Loss) - June, 2006          (88,275)    (10,361,197)    (10,449,472)
                                    -----------  --------------  --------------
Net Asset Value at June 30, 2006  $   5,015,534     444,331,758     449,347,292
                                    ===========  ==============  ==============
Net Asset Value per Unit at June
30, 2006 (450,205.262 units
inclusive of 110.056 additional
units.)                                          $       998.09


                        STATEMENT OF INCOME AND EXPENSE
                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts     $(25,529,740)     (2,191,002)

      Change in unrealized gain (loss) on open       16,399,776      17,018,924
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0               0
         obligations
      Change in unrealized gain (loss) from U.S.
         Treasury obligations                          (167,396)       (399,732)


   Interest income                                    1,738,194       9,390,258

   Foreign exchange gain (loss) on margin              (193,076)       (428,477)
      deposits

Total: Income                                        (7,752,242)     23,389,971

Expenses:
   Brokerage commissions                              2,550,102      15,085,055

   20.0% New Trading Profit Share                             0         114,672

   Administrative expense                               147,128         804,340


Total: Expenses                                       2,697,230      16,004,067

Net Income (Loss) - June, 2006                     $(10,449,472)      7,385,904


* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                     To the best of my knowledge and belief,
                                     the information contained herein is
                                     accurate and correct.

                                         /s/ Harvey Beker
                                         Harvey Beker, President
                                         Millburn Ridgefield Corporation
                                         Managing Owner
                                         Global Macro Trust



                             Millburn Ridgefield Corporation
                                 411 West Putnam Avenue
                              Greenwich, Connecticut 06830
                                      203-625-7554


                                      July 11, 2006



Dear Investor:

Global Macro Trust ("GMT") was down 2.28% for June, 2006. Year-to-date the Trust is up 2.05%.

The down move in metal prices and global equities and the U.S. dollar rally continued in June, and losses in those sectors outweighed a gain from global interest rate futures. Agricultural commodities were unprofitable and energy trading generated a small gain.

As noted in the May report, the Trust has been positioned for rising global interest rates, and in June rates rose generating significant profits. Short positions in Australian, Canadian, German, British and U.S. note and bond futures were profitable, as were short positions in Canadian, U.S. and European short-term interest rate futures. On June 29 the Fed raised rates the expected quarter point, but its statement was somewhat more dovish on future rate hikes than expected. Rates edged down and the Trust's gains were reduced. Short positions in Japanese long and short-term rates and Swiss and British short-term rates were flat.

Metal prices continued the decline which started in May, although they recovered part of the decline at month-end on the perception that the Fed would not choke off growth. Losses were sustained on long positions in copper, nickel, zinc, gold and silver. Long positions in lead, tin, aluminum and platinum were approximately flat. The Trust ended June with partial long positions in most of the metals.

Equity markets continued their decline in June, although they rallied back somewhat on the Fed statement. Losses were sustained on long positions in the indices of South Africa, Japan, Taiwan, Italy, Great Britain, Holland, Germany, France, Europe and Canada and on the Dow Jones Industrials and Russell 2000 in the U.S. A short position in the NASDAQ was also unprofitable, a short position in the S&P 500 was flat, and a long position in the Hong Kong Hang Seng generated a small profit. The Trust ended June generally flat the equity markets pending the emergence of an identifiable trend in either direction.

In the currency sector of the portfolio, the dollar rallied until the Fed struck a moderate note. Profits on a long position in the Brazilian real and a short position in the New Zealand dollar were outweighed by losses on long positions in the euro and in the currencies of Australia, Canada, Czech Republic, Great Britain, Hungary, Norway and Poland. Short positions in the yen, Mexican peso, Turkish lire, South African rand and Indian rupee and long positions in the Swiss franc, Swedish krone and Korean won were flat. Non-dollar cross rate trading generated a small profit due primarily to a long position in the euro versus the New Zealand dollar. Nine other crosses were approximately flat.

In the energy sector, long positions in Brent and WTI crude oil, unleaded gasoline and London gas oil were profitable and long positions in Tokyo gasoline and kerosene and short positions in natural gas resulted in no material gain or loss.

In the agricultural commodities, profits on a short position in cotton were outweighed by losses on long positions in corn and Chicago wheat and on short positions in coffee, cocoa, soybeans, soybean meal, cattle and hogs. Long positions in sugar and Kansas City wheat and a short position in soybean oil were flat.


                                       Very truly yours,


                                       Millburn Ridgefield Corporation
                                         Harvey Beker, co-Chairman
                                         George E. Crapple, co-Chairman